UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FPB Bancorp, Inc.

(Name of issuer)

Common Stock, $.01 par value

(Title of class of securities)

30254M-10-1 (CUSIP number)

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

Alfred J. Cinque
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power

11,140
6 Shared Voting Power

123,150
7 Sole Dispositive Power

11,140
8 Shared Dispositive Power

123,150

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

134,290
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)

7.0%
12.	Type of Reporting Person

IN

Item 1	(a).	NAME OF ISSUER:

FPB Bancorp, Inc.

Item 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1301 SE Port St. Lucie Blvd., Port St. Lucie, Florida 34952

Item 2	(a).	NAME OF PERSON FILING:

Alfred J. Cinque

Item 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

P.O. Box 2411, Palm Beach, Florida 33480-2411

Item 2	(c).	CITIZENSHIP:

U.S.

Item 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

Item 2	(e):	CUSIP NUMBER:

30254M-10-1

Item 3:		REPORTING PERSON:

IN

Item 4.	OWNERSHIP:

See responses to Items 5-11 on page 2 above.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2006

/s/ Alfred J. Cinque
Alfred J. Cinque